Exhibit 9

Joint Filing Agreement

Dated as of February 14, 2008

Pursuant to Rule 13d-1(k)(1) under the Securities  Exchange Act of 1934, as amended,  the  undersigned  hereby agree that only one statement  containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity  securities of Nyer Medical Group, Inc. or any subsequent  acquisitions or dispositions of equity securities of Nyer Medical Group, Inc. by any of the undersigned,  and that the foregoing Schedule 13D is filed on behalf of each of the undersigned.  The undersigned agree that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February 2008.

/s/ Michael Curry Michael Curry
/s/ Lucille Curry Lucille Curry